Novacea, Inc.

601 Gateway Boulevard, Suite 800

South San Francisco, California 94080

May 9, 2006

VIA FACSIMILE AND EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeffrey P. Riedler, Assistant Director
Mary K. Fraser, Attorney-Advisor
Vanessa Robertson, Staff Accountant
Lisa Vanjoske, Staff Accountant

Re:	Novacea, Inc.
Registration Statement on Form S-1
File No. 333-131741

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (No. 333-131741) (the “Registration Statement”) of Novacea, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Washington, D.C. time, on May 9, 2006, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Mark Roeder at (650) 463-3043.

The Company acknowledges the following:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call Mark Roeder at (650) 463-3043 if you have any questions regarding this request.

Very truly yours,

/s/ Bradford S. Goodwin
Bradford S. Goodwin Chief Executive Officer

May 9, 2006

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	NOVACEA, INC.
Registration Statement on Form S-1 (File No. 333-131741)

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, the undersigned, as representatives of the several Underwriters, hereby join in the request of Novacea, Inc. (the “Company”) for acceleration of the effective date of the above-referenced Registration Statement to 4:00 pm, Eastern Standard Time, on May 9, 2006, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated April 14, 2006, through May 9, 2006:

Preliminary Prospectus dated April 14, 2006:

6,672 copies to prospective underwriters, institutional investors, dealers and others

The undersigned, as representatives of the several Underwriters, have and will, and each Underwriter and dealer has advised the undersigned that it has and will, comply with SEC release 33-4968 and Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours, BEAR, STEARNS & CO. INC. COWEN & CO., LLC As Representatives of the several Underwriters

By:	BEAR, STEARNS & CO. INC.

By:	/s/ Steve Parish

By:	COWEN & CO., LLC

By:	/s/ William B. Buchanan, Jr.
Managing Director